For Period Ending 06/30/01
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On February 7, 2001, Registrant purchased 3950 shares issued by KPMG Consulting, Inc. at a price of $18.00 per share, amounting to a $71,100 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Morgan Stanley & Co. was the broker from whom the Fund purchased shares.

On May 18, 2001, Registrant purchased 1900 shares issued by Instinet Group Inc. at a price of $14.50 per share, amounting to a $27,550 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. First Boston Brokerage was the broker from whom the Fund purchased shares.

On May 24, 2001, Registrant purchased 3300 shares issued by Integrated Circuit Systems, Inc. at a price of $15.00 per share, amounting to a $49,500 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Lehman Brothers Inc. was the broker from whom the Fund purchased shares.

On June 13, 2001, Registrant purchased 2675 shares issued by Odyssey Re Holdings Corp. at a price of $18.00 per share, amounting to a $48,150 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. MAM Securities, LLC was the broker from whom the Fund purchased shares.

On June 13, 2001, Registrant purchased 2150 shares issued by FMC Technologies at a price of $20.00 per share, amounting to a $43,000 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Merrill Lynch & Co. was the broker from whom the Fund purchased shares.